U.S. Securities and Exchange Commission
July 28, 2020

July 28, 2020

VIA EDGAR

Yoon Y. Choo
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS
Absolute Capital Opportunities Fund
Absolute Convertible Arbitrage Fund
Absolute Strategies Fund (the “Funds")
(File Nos. 811-03023 and 002-67052)

Dear Ms. Choo:

On July 2, 2020, Forum Funds (“Registrant”) filed a preliminary proxy statement on Schedule 14A (“Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Friday, July 10, 2020, and the Registrant’s responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1: In future proxy filings, please include a facing sheet and transmittal letter and clearly mark the materials as “preliminary copies.”

Response: Registrant will include a facing sheet and transmittal letter with future proxy filings and will clearly mark preliminary proxy materials as “preliminary copies.”

Comment 2: In the section entitled “Information to Help You Understand and Vote on the Proposal,” please reconcile the Registrant’s response to the question, “How does the New Agreement differ from the Original Agreements?” in light of the fact that the Registrant’s other representations throughout the Proxy Statement indicate that the New Agreement and Original Agreements are “substantially the same.” If not substantially the same, other than effective dates, please briefly discuss any material differences.

Response: Registrant has revised the disclosure to consistently state throughout the Proxy Statement that the terms of the New Agreement are “substantially the same” as the Original Agreements, other than the effective date.

Comment 3: If any fund will use householding in delivery of the proxy statement, add the disclosure required by Item 23 of Schedule 14A.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 4: Please supplementally explain what the Fund means by a proxy that is “improperly marked or illegible” and why it is permissible to vote proxies that are “improperly marked or illegible” as a vote for the Proposal.

Response: Registrant has removed the language from the Proxy Statement.

Comment 5: The approval of an advisory agreement is a non-routine proposal, per NYSE Rule 452. If a beneficial owner does not give instructions to its broker as to how to vote on such proposal, the broker does not have discretionary authority to vote on the proposal, nor does the broker have the authority to deliver a proxy. Please revise the disclosure in light of the fact that broker non-votes should not be submitted in connection with the proposal and should not be counted for purposes of counting a quorum.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 6: Please indicate an addressee at Apex to receive revocation notices.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 7: In certain sections, the Registrant states that the subadvisory agreements are entered into between the Adviser and the Subadviser. In the section entitled “Background Information,” on page six of the Proxy Statement, the Registrant states that the subadvisory agreements are entered into between the subadvisers and the Trust. Please reconcile.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 8: In the section entitled “Board Considerations,” Registrant references an ETF managed by the Adviser with an investment objective that is substantially similar to that of the Strategies Fund. Accordingly, please add the disclosure required by Item 22(c)(10) of Schedule 14A.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has updated the section entitled “Information About Absolute Investment Advisers LLC” to include the disclosure required by Item 22(c)(10).

Comment 9: In the section entitled, “Other Matters,” with respect to the table disclosing each Trustee’s ownership of the Funds, please change “the Funds” to “any Fund” or “each Fund” and revise the table accordingly, if necessary.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 10: On the proxy card, in the penultimate sentence, there is a reference to the “accompanying proxy statement/prospectus.” Please change to “proxy statement.” In addition, the proxy card is written in a way that appears to provide for a proxy card for each fund but the proposal itself has all three funds listed. It appears from the form of proxy that separate proxy cards will be printed for each fund. Please tailor the proposal for the relevant fund or update the proxy card accordingly.

Response: Registrant has revised the proxy card consistent with the Staff’s comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
_________________________
Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
K&L Gates LLP